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                                                                    EXHIBIT 99.5

F O R   I M M E D I A T E   R E L E A S E

                                                 APRIL 23, 1997
                                                 FOR MORE INFORMATION CONTACT:
                                                 ERIN IBELE - (419) 247-2800
                                                 ED LANGE - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                          RECORD FIRST QUARTER RESULTS

FIRST QUARTER RESULTS                   FIRST QUARTER HIGHLIGHTS
---------------------                   ------------------------

-  $608,432,000 Total Assets            -  12% FFO growth
-  $16,569,000 Gross Income             -  53% asset growth
-  $0.57 per share FFO                  -  $89.4 million new investments
-  $0.62 per share CAD                  -  $516.3 million market capitalization
-  $0.52 per share dividends paid       -  New unsecured capital structure
-  91% FFO payout ratio



Toledo, Ohio, April 23, 1997 ........HEALTH CARE REIT, INC. (NYSE/HCN) announced today record funds from operations (FFO) of $0.57 per share for the first quarter of 1997. Total revenues increased 52 percent for the first three months of 1997 as compared with the same period in 1996.

"The success of our investment strategy of targeting emerging growth companies and the continued execution of our capital plan are evidenced by the first quarter results," stated George L. Chapman, chairman and chief executive officer. "During the first quarter every aspect of our business recorded significant achievements. We funded a record level of investments; accessed the capital markets through the sale of common stock, which increased the level of domestic and international institutional shareholders in our stock; and closed a new revolving credit facility, creating a new unsecured capital structure. Based upon these events and the company's financial performance, we have reinstated the quarterly increase to dividend payments."

For the three months ended March 31, 1997, net income totaled $9,826,000, or $0.51 per share, on revenue of $16,569,000 as compared with net income of $5,677,000, or $0.47 per share, on revenue of $10,890,000 for the three months ended March 31, 1996. FFO for the first quarter of 1997 totaled $11,011,000, or $0.57 per share, as compared with FFO of $6,152,000, or $0.51 per share, for the same period in 1996, an increase of 12 percent.


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For the first quarter of 1997, cash flows from operating activities available for distribution (CAD) totaled $11,908,000, or $0.62 per share, as compared with CAD of $7,362,000, or $0.61 per share, for the comparable period in 1996.

Investment activity for the three months ended March 31, 1997 totaled $89,378,000. Management noted that the first quarter investment activity contributed to an increase in total assets, which at March 31, 1997 totaled $608,432,000 as compared with total assets of $397,412,000 at March 31, 1996, an increase of 53 percent.

During the first quarter of 1997, the company completed a secondary sale of 3,000,000 shares of common stock at a price of $24.375 per share, which generated net proceeds of $69,315,000. Subsequent to the first quarter, the underwriters for the offering exercised an over allotment option to purchase 150,000 additional common shares at $24.375 per share, which generated additional net proceeds of $3,465,750. The net proceeds derived from the offering were used to invest in additional health care properties.

During the first three months of 1997, the company closed a $175 million unsecured credit facility which replaced the company's secured line. Simultaneous with the closing of the new credit facility, all senior noteholders released collateral which had served as security for the company's $82 million of senior indebtedness. Effective with both closings, the company's balance sheet became unsecured. The company's senior unsecured notes are rated `BBB-' (triple-B-minus) by Duff & Phelps Credit Rating Co.

As reported in a press release dated April 22, 1997, the company announced that the Board of Directors voted to increase the quarterly dividend payable May 20, 1997 to $0.525 per share, as compared with $0.52 per share for the same period in 1996.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The company has investments in 151 health care facilities in 29 states and has total assets of approximately $608 million.

This document contains "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

                           FINANCIAL SCHEDULES FOLLOW


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


                             HEALTH CARE REIT, INC.
                              FINANCIAL SUPPLEMENT

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(AMOUNTS IN THOUSANDS)

                                                                MARCH 31
                                                       ------------------------
                                                         1997             1996
                                                       ---------      ---------

ASSETS
Real estate related investments:
   Loans receivable:
     Mortgage loans                                    $ 367,327      $ 283,033
     Construction and short-term loans                    27,303         26,247
     Working capital loans                                 7,425          5,852
                                                       ---------      ---------
                                                         402,055        315,132
     Investment in operating leases                      196,653         74,219
     Investment in direct financing leases                10,804         10,913
                                                       ---------      ---------
                                                         609,512        400,264
     Less allowance for losses                            (9,937)       (10,100)
                                                       ---------      ---------
Net real estate related investments                      599,575        390,164

Other Assets:
     Investments                                             966          1,570
     Deferred loan expenses                                2,002          1,573
     Cash and cash equivalents                               121            998
     Receivables and other assets                          5,768          3,107
                                                       ---------      ---------
                                                           8,857          7,248
                                                       ---------      ---------
Total assets                                           $ 608,432      $ 397,412
                                                       =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Borrowings under line of credit obligations       $ 100,500      $ 142,600
     Other long-term obligations                          92,097         56,010
     Accrued expenses and other liabilities               11,401         10,109
                                                       ---------      ---------
Total liabilities                                      $ 203,998      $ 208,719

Shareholders' equity:
     Preferred Stock, $1.00 par value:
         Authorized - 10,000,000 shares
         Issued and outstanding - None
     Common Stock, $1.00 par value:
         Authorized - 40,000,000 shares
         Issued and outstanding - 21,737,294
              in 1997 and 12,082,519 in 1996              21,737         12,083
     Capital in excess of par value                      373,443        169,704
     Undistributed net income                              8,288          5,336
     Unrealized gains on investment securities
         available for sale                                  966          1,570
                                                       ---------      ---------
Total shareholders' equity                               404,434        188,693
                                                       ---------      ---------

Total liabilities and shareholders' equity             $ 608,432      $ 397,412
                                                       =========      =========

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

                             HEALTH CARE REIT, INC.
                              FINANCIAL SUPPLEMENT

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                           THREE MONTHS ENDED
                                                                  MARCH 31
                                                          ---------------------
                                                           1997           1996
                                                          -------        -------
Gross Income:
     Interest and other income                            $10,665        $ 8,142
     Prepayment fees                                            0              0
     Operating leases:
         Rent                                               4,963          1,960
         Gain on exercise of options                            0              0
     Direct financing leases:
         Lease income                                         357            368
         Gain on exercise of options                            0              0
     Loan and commitment fees                                 584            420
                                                          -------        -------
              Gross Income                                $16,569        $10,890

Expenses:
     Interest:
         Line of credit arrangements                      $ 2,161        $ 2,296
         Senior notes and other long-
              term obligations                              1,850          1,215
     Loan expense                                             217            187
     Provision for depreciation                             1,185            475
     Provision for losses                                     150            150
     General and administrative expenses                    1,180            890
                                                          -------        -------
              Total expenses                                6,743          5,213
                                                          -------        -------

                  Net Income                              $ 9,826        $ 5,677
                                                          =======        =======

Average number of shares outstanding                       19,301         12,052

Net income per share                                      $  0.51        $  0.47

Funds From Operations                                     $11,011        $ 6,152

Funds From Operations per share                           $  0.57        $  0.51
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